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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 26, 2025

Dear Sir/Madam,

Sub: Scrutinizer's report & Voting results of 44th Annual General Meeting ('AGM')

The 44th AGM of the Company was held on June 25, 2025, through video conferencing and other audio-visual means, and the business mentioned in the Notice dated April 17, 2025, was transacted.

In this regard, please find enclosed the following:

1. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. All resolutions as set out in the notice of 44th AGM are passed with requisite majority
2. Report of the Scrutinizer dated June 26, 2025, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) of the Companies (Management and Administration), Rules 2014
3. Integrated Annual Report 2024-25 together with Business Responsibility and Sustainability Report is available for download from the website of the company under the following link: https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-25.pdf
4. ESG Report 2024-25 is available for download from the website of the company under the following link: https://www.infosys.com/sustainability/documents/infosys-esg-report-2024-25.pdf
5. Infosys Foundation Report 2024-25 is available for download from the website of the company under the following link: https://www.infosys.org/infosys-foundation/about/reports/documents/infosys-foundation-report-2024-25.pdf
6. The archive of webcast of the 44th AGM is available on the company's website under the following link: https://www.infosys.com/investors/news-events/annual-general-meeting/2025/webcast.html

This is for your information and records.

Yours Sincerely,
For Infosys Limited

A G S Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Voting results	
Record date	18-06-2025
Total number of shareholders on record date	2697271
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	0
b) Public	0
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	1
b) Public	294
No. of resolution passed in the meeting	**6**

Resolution (1)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Adoption of financial statements				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
Public- Institutions	E-Voting	2650547277	2433582525	91.8143	2423572999	10009526	99.5887	0.4113
	Poll							
	Postal Ballot (if applicable)							
	Total	2650547277	2433582525	91.8143	2423572999	10009526	99.5887	0.4113
Public- Non Institutions	E-Voting	961696102	318869276	33.1570	309478354	9390922	97.0549	2.9451
	Poll		1466408	0.1525	1466404	4	99.9997	0.0003
	Postal Ballot (if applicable)							
	Total	961696102	320335684	33.3095	310944758	9390926	97.0684	2.9316
	Total	4154272628	3295947458	79.3387	3276547006	19400452	99.4114	0.5886

Resolution (2)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Declaration of dividend				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
Public- Institutions	E-Voting	2650547277	2466905920	93.0716	2466905920	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2650547277	2466905920	93.0716	2466905920	0	100.0000	0.0000
Public- Non Institutions	E-Voting	961696102	318904952	33.1607	318848075	56877	99.9822	0.0178
	Poll		1466408	0.1525	1466408	0	100.0000	0.0000
	Postal Ballot (if applicable)							
	Total	961696102	320371360	33.3132	320314483	56877	99.9822	0.0178
	Total	4154272628	3329306529	80.1417	3329249652	56877	99.9983	0.0017

Resolution (3)									
Resolution required: (Ordinary / Special)				Ordinary					
Whether promoter/promoter group are interested in the agenda/resolution?				No					
Description of resolution considered				Appointment of Salil Parekh as a director, liable to retire by rotation					
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
Public-Institutions	E-Voting	2650547277	2466542124	93.0578	2466200654	341470	99.9862	0.0138
	Poll							
	Postal Ballot (if applicable)							
	Total	2650547277	2466542124	93.0578	2466200654	341470	99.9862	0.0138
Public- Non Institutions	E-Voting	961696102	318843108	33.1542	316469964	2373144	99.2557	0.7443
	Poll		1466408	0.1525	1456404	10004	99.3178	0.6822
	Postal Ballot (if applicable)							
	Total	961696102	320309516	33.3067	317926368	2383148	99.2560	0.7440
	Total	4154272628	3328880889	80.1315	3326156271	2724618	99.9182	0.0818

Resolution (4)									
Resolution required: (Ordinary / Special)				Ordinary					
Whether promoter/promoter group are interested in the agenda/resolution?				No					
Description of resolution considered				Material related party transactions of Infosys Limited and its subsidiaries with Stater N.V					
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	0	0.0000	0	0	0.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	542029249	0	0.0000	0	0	0.0000	0.0000
Public-Institutions	E-Voting	2650547277	2466383038	93.0518	2466383038	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2650547277	2466383038	93.0518	2466383038	0	100.0000	0.0000
Public- Non Institutions	E-Voting	961696102	318733538	33.1429	318322075	411463	99.8709	0.1291
	Poll		86948	0.0090	48909	38039	56.2509	43.7491
	Postal Ballot (if applicable)							
	Total	961696102	318820486	33.1519	318370984	449502	99.8590	0.1410
	Total	4154272628	2785203524	67.0443	2784754022	449502	99.9839	0.0161

Note: In accordance with Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Promoter and Promoter Group, being related parties, have not voted on the resolution pertaining to the approval of the related party transaction.

Resolution (5)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Material related party transactions of Infosys Limited and its subsidiaries with Stater Nederland B.V.				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	0	0.0000	0	0	0.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	542029249	0	0.0000	0	0	0.0000	0.0000
Public-Institutions	E-Voting	2650547277	2466383038	93.0518	2466383038	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2650547277	2466383038	93.0518	2466383038	0	100.0000	0.0000
Public- Non Institutions	E-Voting	961696102	318722121	33.1417	318313270	408851	99.8717	0.1283
	Poll		86728	0.0090	48766	37962	56.2287	43.7713
	Postal Ballot (if applicable)							
	Total	961696102	318808849	33.1507	318362036	446813	99.8598	0.1402
	Total	4154272628	2785191887	67.0440	2784745074	446813	99.9840	0.0160

Note: In accordance with Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Promoter and Promoter Group, being related parties, have not voted on the resolution pertaining to the approval of the related party transaction.

Resolution (6)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Description of resolution considered				Appointment of M/s Makarand M. Joshi & Co., Company Secretaries as Secretarial Auditor of the Company				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	542029249	542029249	100.0000	542029249	0	100.0000	0.0000
Public- Institutions	E-Voting	2650547277	2466542124	93.0578	2466436134	105990	99.9957	0.0043
	Poll							
	Postal Ballot (if applicable)							
	Total	2650547277	2466542124	93.0578	2466436134	105990	99.9957	0.0043
Public- Non Institutions	E-Voting	961696102	318871221	33.1572	318706580	164641	99.9484	0.0516
	Poll		1466408	0.1525	1466403	5	99.9997	0.0003
	Postal Ballot (if applicable)							
	Total	961696102	320337629	33.3097	320172983	164646	99.9486	0.0514
	Total	4154272628	3328909002	80.1322	3328638366	270636	99.9919	0.0081

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman,
44th Annual General Meeting
Infosys Limited,
Address: Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Consolidated Report of Scrutinizer on remote E-voting and electronic voting during the 44th Annual General Meeting (AGM) pursuant to the provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules 2014, for the 44th Annual General Meeting of Infosys Limited held on Wednesday, June 25, 2025 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM').

I, B Hemanth, Company Secretary in Practice, Partner of Hemanth, Holla & Co. had been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 of the Companies Act 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the remote e-voting and e-voting process during the AGM pursuant to Section 108 of the Companies Act 2013 and Rule 20 & Rule 21 of the Companies (Management and Administration) Rules, 2014 in respect of the below mentioned resolutions proposed at the 44th Annual General Meeting of **Infosys Limited** (the "Company") held on Wednesday, June 25, 2025 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM'), and I submit my report as under :

1. The Management of the Company is responsible for ensuring compliance with the requirements of the Companies Act, 2013 and the Rules thereunder and the SEBI Listing

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Regulations relating to voting through electronic means (by remote e-voting) and electronic voting (e-voting) at the Annual General Meeting by the shareholders on the resolutions proposed in the Notice of the 44th Annual General Meeting of the Company.

2. My responsibility as the Scrutinizer of the voting process, was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from the e-voting system provided by National Securities Depository Limited (NSDL) the service provider.

3. The Notice dated April 17, 2025, along with statement setting out material facts under Section 102 of the Act were sent to the shareholders in respect of the below mentioned resolutions proposed at the 44th Annual General Meeting of the members of the Company.

4. The Company had availed the e-voting facility offered by National Securities Depository Limited (NSDL) for conducting remote e-voting prior to the AGM and voting at the AGM by electronic means.

5. The shareholders of the Company holding shares as on the cut-off date of June 18, 2025, were entitled to vote on the resolutions as contained in the notice of the AGM.

6. In accordance with the Notice of the 44th AGM and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014, the remote e-voting commenced at 9:00 AM on Friday, June 20, 2025, and closed at 5:00 PM on Tuesday, June 24, 2025, and the e-voting module was blocked by NSDL thereafter.

7. After declaration of voting by the Chairman, the shareholders present at the AGM through VC and who had not voted on remote e-voting, voted through e-voting facility provided by NSDL at the AGM.

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

8. The Votes were unblocked on Wednesday, June 25, 2025, at 7:55 P.M. in the presence of two witnesses, who are not in employment of the Company, viz., Ms. Swathi Holla currently residing at #17, Sri Krishna, 17th Main, Padmanabhanagar, Bangalore-560070 and Ms. S Nagajyothi currently residing at No. 3, 6th A Cross, 9th Main, AGS Layout, Bangalore 560061, before they were counted.

9. I have scrutinized and reviewed the remote e-voting and vote casted through e-voting during the AGM, based on the data downloaded from the NSDL e-voting system.

10. I now submit my consolidated report as under on the result of the remote e-voting and vote casted through e-voting during the AGM in respect of the said resolutions:

Ordinary Business:

Resolution No.1 - As an Ordinary Resolution-

Adoption of Financial Statements and Reports of the Board of Directors and the Auditors thereon for the Financial Year 2024-25 (Standalone and Consolidated)

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
7,373	3,276,547,006	99.411

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

83	19,400,452	0.589

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 2 - As an Ordinary Resolution

Declaration of Dividend.

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
7,377	3,329,249,652	99.998

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
74	56,877	0.002

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH ACS No. 6374 CP No. 6519 COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

Resolution No. 3 - As an Ordinary Resolution

Appointment of Director retiring by Rotation, Mr. Salil Parekh (DIN: 01876159).

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
7,188	3,326,156,271	99.918

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
239	2,724,618	0.082

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Special Business :

Resolution No. 4 - As an Ordinary Resolution

Material Related Party transactions between Infosys Limited and its subsidiaries with Stater N.V

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
7,210	2,784,754,022	99.984

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
174	449,502	0.16

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 5 - As an Ordinary Resolution

Material Related Party transactions between Infosys Limited and its subsidiaries with Stater Nederland B.V

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
7,210	2,784,745,074	99.984

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
171	446,813	0.016

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 6 - As an Ordinary Resolution

Appointment of M/s. Makarand M Joshi & Co., Company Secretaries as Secretarial Auditor of the Company

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
7,272	3,328,638,366	99.992

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
162	270,636	0.008

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru - 560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

All electronic data and relevant records of e-voting will remain in my custody until the Chairman considers, approves, and signs the minutes of the 44th Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

For **Hemanth, Holla & Co.**
Company Secretaries
FRN: P2021KR087700
Peer Review No. 5922/2024

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

B Hemanth
FCS: 6374 CP No: 6519
Partner
Scrutinizer
UDIN: F006374G000662106

Date: June 26, 2025
Place: Bengaluru

We the undersigned witnessed that the votes were unblocked from the e-voting website of National Securities Depository Limited (https://evoting.nsdl.com) in our presence.

Ms. CS Swathi Holla
#17, Sri Krishna, 17th Main,
Padmanabhanagar, Bangalore-560070

Ms. S Nagajyothi
No. 3, 6th A Cross, 9th Main
AGS Layout, Bangalore-560061